BINGHAM McCUTCHEN LLP
                                                ONE FEDERAL STREET
                                              BOSTON, MASSACHUSETTS 02110

                                                              December 21, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust IV
         Registration Statement on Form N-1A
         (File Nos. 333-126384; 811-21781)

Ladies and Gentlemen:

         This letter is to respond to comments we received from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A for Pioneer Series Trust IV (the "Registrant") relating to Pioneer Multi-Asset Income Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

I. General Comment

1. Comment: The Staff asked that the Registrant provide a letter to the Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

Response: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A. ---------

II. Comments Applicable to the Prospectus

A. Fees and Expenses of the Fund

1. Comment: The Staff requested that the Registrant confirm in its response that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in Footnote 2 to the Fee Table.

     Response:    The Registrant confirms that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in Footnote 2 to the Fee
                  Table.

2. Comment: The Staff noted that references to a Footnote 3 in the Fee Table appear to be mislabeled and instead should be references to Footnote 2.

Response: The Registrant has corrected the Footnote references in the Fee Table.

3. Comment: The Staff requested that the Registrant identify in the Prospectus those types of expenses that are excluded from the expense cap described in Footnote 2 to the Fee Table.

Response: The Registrant has added disclosure to address the Staff's request.

4. Comment: The Staff requested that the Registrant confirm that it will include a separate line item for Acquired Fund Fees and Expenses in the Fee Table if the Fund invests in other investment companies to the extent that such investments represent 0.01% or more of the Fund's expenses.

     Response:    The Registrant confirms that it will include a separate line item for Acquired Fund Fees and Expenses in the Fee Table if the Fund invests in other investment companies to the extent that such investments represent 0.01% or more of the Fund's expenses.

B. Principal Investment Strategies

1. Comment: The Staff noted that if the Fund may invest in hedge funds as a principal investment strategy, that fact should be noted in the Prospectus.

Response: The Registrant confirms that the Fund does not currently intend to invest in hedge funds as a principal investment strategy.

2. Comment: The Staff noted that the Registrant states that the Fund may invest in zero coupon securities and payment-in-kind securities, and requested that the Registrant expand on the tax risks related to the interest payments on such investments.

Response: The Registrant has added disclosure to address the Staff's request.

3. Comment: The Staff noted that the Registrant states that the Fund may invest in certain equity securities and certain debt securities. The Staff requested that the Registrant clarify the extent to which there is a limit on the Fund's investments in such securities or state that the Fund may invest in such securities without limit.

Response: The Registrant has revised the disclosure to clarify that the
                  Fund may invest without limit in debt securities and up to 60% of its total assets in equity securities.

4. Comment: The Staff noted that the Registrant states that the Fund's investments are not limited by an issuer's geographic location. The Staff requested that the Registrant confirm in its response to the Staff's comments that, should the Fund invest 25% or more of its assets in any one non-U.S. country, the Registrant will supplement the Prospectus to identify such country and related risk factors.

Response: The Registrant confirms that should the Fund invest 25% or more of its assets in any one non-U.S. country, it will revise or supplement the Prospectus to identify such country and related risk factors.

5. Comment: The Staff requested that the Registrant clarify the extent to which there is a limit on the Fund's investments in securities of non-U.S. issuers generally and securities of emerging markets issuers specifically, and confirm that the Prospectus includes risk disclosure with respect to the Fund's investments in securities of non-U.S. and emerging markets issuers.

     Response:    The Registrant has revised the disclosure to clarify that the
                  Fund may invest without limit in debt and equity securities of non-U.S. issuers, including up to 30% of its total assets in debt and equity securities of emerging markets issuers. The
                  Registrant confirms that the Prospectus includes risk disclosure with respect to the Fund's investments in securities of non-U.S. and emerging markets issuers.

6. Comment: The Staff noted that the Registrant states that the Fund "may have none, some or all of its assets invested in each asset class in relative proportions that change over time based upon market and economic conditions." The Staff requested that the Registrant clarify what is meant by "asset class" in such statement.

     Response:    The Registrant has revised the disclosure to clarify that the relative proportions of the Fund's investments in debt and equity securities may change over time based upon market and economic conditions.

7. Comment: The Staff requested that the Registrant clarify that the Fund may invest without limit in derivative instruments, or state any limit on the Fund's investment in derivatives.

Response: The Registrant has revised the disclosure to clarify that the Fund may invest without limit in derivative instruments.

8. Comment: The Staff requested that the Registrant confirm in its response to the Staff's comments that the disclosure in the Prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives related disclosure by investment companies.

     Response:    The Registrant confirms that the disclosure in the Fund's
                  prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies.

C. Principal Risks of Investing in the Fund

1. Comment: The Staff requested that the Registrant clarify the statement in the first paragraph of the Principal Risks of Investing in the Fund section of the Prospectus that "following is a summary description of principal risks of investing in the Fund" by adding "the" before "principal." The Staff requested that the Registrant make conforming changes to the analogous disclosure in the "More on the Risks of Investing in the Fund" section of the Prospectus.

Response:    The Registrant has deleted the statement referenced by the Staff.

D. Comments Applicable to the Statement of Additional Information

1. The Staff noted that the Registrant states that the Fund may invest in interests in certain master limited partnerships.

 (i) Comment: The Staff requested that the Registrant revise the disclosure to clarify whether the Fund may invest in general partnership interests as well as limited partnership interests. The Staff stated that if the Fund may invest in general partnership interests, the risk disclosure should be expanded accordingly and the Registrant should consider adding disclosure to the Prospectus regarding investments in such general partnership interests.

Response: The Registrant has revised the disclosure to clarify that the Fund may invest in limited partnership interests only.

(ii) Comment: The Staff requested that the Registrant revise the disclosure to expand upon the tax risks related to investments in interests in master limited partnerships.

Response: The Registrant has revised the disclosure to address the Staff's request.

(iii) Comment: The Staff requested that the Registrant disclose that the Fund may invest no more than 25% of its assets in master limited partnership interests, consistent with Internal Revenue Code limitations for RICs.

Response:    The Registrant has added disclosure to address the Staff's request.

2. Comment: The Staff requested that the Registrant clarify that the Fund's ability to engage in short sales of securities is limited to short sales against the box, or, alternatively, add disclosure reflecting that the Fund's risk of loss on a short sale is theoretically unlimited.

Response: The Registrant revise the disclosure to clarify that the Fund may engage only in short sales of securities against the box.

3.   With respect to the disclosure regarding securities lending:

(i) Comment: The Staff requested that, to the extent not currently disclosed, the Registrant consider clarifying that the Fund bears the entire amount of any loss in connection with its investment of cash received in connection with a securities loan.

Response: The Registrant has revised the disclosure to address the Staff's request.

(ii) Comment: The Staff requested that the Registrant note that expenses of securities lending are not reflected in the Fee Table or Expense Example in the Fund's Prospectus.

Response: The Registrant has revised the disclosure to address the Staff's request.

(iii) Comment: The Staff noted that the first part of the statement that "the Fund may not exercise voting rights on loaned securities, but reserves the right to recall loaned securities so that they may be voted according to the Fund's Proxy Voting Policies and Procedures" appears inconsistent with the guidelines set forth in the no-action letters issued by the Commission to State Street Bank & Trust Company. The Staff noted that such guidelines provide that a fund must be entitled to recall the loaned securities in time to vote whenever its management has knowledge of a material event on which the loaned securities carry voting rights. The Staff requested that the Registrant revise the disclosure to clarify that the Fund's policy is consistent with the Commission's guidelines with respect to securities lending.

Response: The Registrant has revised the disclosure to address the Staff's request.

4. Comment: The Staff requested that the Registrant revise the disclosure regarding investment in REITs to note that expenses of investing in REITs are not reflected in the Fee Table or Expense Example in the Fund's Prospectus.

Response: The Registrant has revised the disclosure to address the Staff's request.

5. Comment: The Staff noted that the narrative discussion regarding the Fund's fundamental investment restriction related to borrowing does not state if the Fund contemplates borrowing money for leverage. The Staff noted that funds that do not intend to borrow money for leverage typically include disclosure to that effect in the Statement of Additional Information.

     Response:    The Registrant has added disclosure to the narrative
                  discussion regarding the Fund's fundamental investment restriction related to borrowing to clarify that the Fund does not currently contemplate borrowing money for the purpose of leverage.

         Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                   Sincerely,

                                                     /s/ Jeremy Kantrowitz

                                                     Jeremy Kantrowitz

cc:      Terrence J. Cullen
         Christopher J. Kelley
         Roger P. Joseph
         Toby R. Serkin